EXHIBIT 17


May 24, 2001

J.T. Lin, Ph.D
President, CEO, and Chairman, BOD
Surgilight Inc.
12001Science Drive, Suite 140
Orlando, FL 32826


Re: Resignation From Board of Directors of Surgilight

Dear Dr. Lin:

This letter is to serve as an official notice of my resignation from the board of Surgilight effective immediately. I am taking this action as a result of disagreements with J.T. Lin, Ph.D, CEO, Chairman of the Board, and founder of Surgilight Inc.

Dr. Lin controls 70% of the voting shares of the company and I am convinced that he has repeatedly refused to accept, or simply ignored, some decisions and guidance of the Board regarding compliance with regulations of the Food and Drug Administration and the Securities and Exchange Commission. Therefore, after working diligently, but unsuccessfully, for several months to resolve these issues, I have come to the conclusion that there are no other alternatives for me but to resign from the board.

I would like to have the opportunity to review the required 8-k for accuracy prior to filing to avoid potential future conflict.


Your Sincerely

/s/  Richard A. Ajayi
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     Richard A. Ajayi